December 1, 2025

Maurizio Nicolelli
Chief Financial Officer
ExlService Holdings, Inc.
320 Park Avenue, 29th Floor
New York, New York 10022

        Re: ExlService Holdings, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 001-33089
Dear Maurizio Nicolelli:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services